Exhibit 2.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

KEEN HOME INC.

Keen Home Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), certifies that:

1. The name of the Corporation is Keen Home Inc. The corporation's original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 15, 2013 and was amended and restated on November 19, 2013 and on May 7, 2014.

2. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Keen Home Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Ryan Fant and Nayeem Hussain, duly authorized officers of the Corporation, on December [ ], 2016.

/s/	Ryan Fant
Ryan Fant, Co- Chief Executive Officer

/s/	Nayeem Hussain
Nayeem Hussain, Co- Chief Executive Officer

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EXHIBIT A

ARTICLE I

The name of the Corporation is Keen Home Inc.

ARTICLE II

The purpose of this Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE Ill

The address of the Corporation's registered office in the State of Delaware is 16192 Coastal Highway, in the City of Lewes, County of Sussex 19958. The name of the registered agent at that address is Harvard Business Services, Inc.

ARTICLE IV

The total number of shares of stock that the Corporation shall have authority to issue is Thirty-Three Million (33,000,000), consisting of Twenty Million (20,000,000) shares of Common Stock, $0.0001 par value per share, and Thirteen Million (13,000,000) shares of Preferred Stock, $0.0001 par value per share. The first Series of Preferred Stock shall be designated "Series Seed Preferred Stock" and shall consist of Three Million (3,000,000) shares. The second Series of Preferred Stock shall be designated as “Series A Preferred Stock” and shall consist of Ten Million (10,000,000) shares. The Series Seed Preferred Stock and Series A Preferred Stock are sometimes referred to herein as “Designated Preferred Stock”.

ARTICLE V

The terms and provisions of the Common Stock and Designated Preferred Stock are as follows:

1.	Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a)	"Board of Directors" shall mean the board of directors of the Corporation.

(b)	"Common Stock" shall mean the common stock of the Corporation.

(c)	"Series Seed Conversion Price" shall mean $0.5686 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

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(d)	“Series A Conversion Price” shall mean $1.59 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(e)	"Convertible Securities" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(f)	"Corporation" shall mean Keen Home Inc.

(g)	“Distribution" shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Series Seed Preferred Stock or Series A Preferred Stock of the Corporation voting as separate classes.

(h)	"Series Seed Dividend Rate" shall mean an annual rate of $0.0227 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i)	“Series A Dividend Rate” shall mean an annual rate of $0.0636 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(j)	"Liquidation Preference" shall mean $0.5686 per share for the Series Seed Preferred Stock and shall mean $1.59 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(k)	"Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

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(l)	"Series Seed Original Issue Date" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(m)	"Series Seed Original Issue Price" shall mean $0.5686 per share for the Series Seed Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(n)	“Series A Original Issue Date” shall mean the date on which the first share of Series A Preferred Stock was issued.

(o)	“Series A Original Issue Price” shall mean $1.59 per share for the Series A Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(p)	"Recapitalization" shall mean any stock dividend, stock split, combination of shares, Reorganization, recapitalization, reclassification or other similar event.

(q)	"Series Seed Preferred Stock” shall mean the Series Seed Preferred Stock of the Corporation.

(r)	“Series A Preferred Stock” shall mean the Series A Preferred Stock of the Corporation.

2.       Dividends.

(a)	Designated Preferred Stock. In any calendar year, the holders of outstanding shares of Designated Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Series Seed Dividend Rate specified for such shares of Series Seed Preferred Stock and the Series A Dividend Rate specified for such shares of Series A Preferred Stock on a pari passu basis with each other share of such Series and payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock in any calendar year unless (i) dividends on the Designated Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Designated Preferred Stock have been paid and (ii) each share of Designated Preferred Stock shall have received during such calendar year total dividends in an amount per underlying share of Common Stock equal to or greater than the amount of dividends per share declared or paid on the Common Stock for that calendar year. In addition, any such Distribution made with respect to the Common Stock shall be subject to the restrictions set forth in Section 2(b) and Section 6(k) below. The right to receive dividends on shares of Designated Preferred Stock shall be subject to the restrictions set forth in Section 6(k) below, shall not be cumulative, and no right to dividends shall accrue to holders of Designated Preferred Stock by reason of the fact that dividends on said shares are not declared or paid.

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(b)	Common Stock. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Designated Preferred Stock and to restrictions set forth in Section 6(k) below. In the event that dividends are paid on the Common Stock, the per share amount of the dividends paid on the Common Stock in any calendar year shall not be greater than the per share amount (on an as converted into Common Stock basis) of the dividends paid on the Designated Preferred Stock (inclusive of the preferential amounts specified in Section 2(a) above) during such calendar year.

(c)	Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d)	Waiver of Dividends. Any dividend preference of any class of the Designated Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of the Designated Preferred Stock voting as separate classes.

3.	Liquidation Rights.

(a)	Liquidation Preference. In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of the Designated Preferred Stock shall be entitled to receive on a pari passu basis and prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Designated Preferred Stock held by them equal to the greater of (i) the Liquidation Preference specified for such share of Designated Preferred Stock plus all declared but unpaid dividends (if any) on such share of Designated Preferred Stock or (ii) the amount each share of Designated Preferred Stock would be entitled to receive if all shares of Designated Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Designated Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the Holders of the Designated Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

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(b)	Remaining Assets. After the payment to the holders of Designated Preferred Stock of the full preferential amounts specified above, the entire remaining assets of the Corporation legally available for distribution by the Corporation shall be distributed with equal priority and pro rata among the holders of the Common Stock in proportion to the number of shares of Common Stock held by them.

(c)	Reorganization. For purposes of this Section 3, a liquidation, dissolution or winding up of the Corporation (each, a "Liquidation Event”) shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes or a merger exclusively to effect a change of domicile of the Corporation) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets, or an exclusive license to the material intellectual property assets, of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a Liquidation Event pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding Preferred Stock (voting on an as-converted basis).

(d)	Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly traded securities to be distributed to stockholders in a Liquidation Event shall be valued as follows:

i.	if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

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ii.	if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(d), "trading day" shall mean any day which the exchange or system on which the securities to be distributed are traded is open and "closing prices " or "closing bid prices " shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4. Conversion. The holders of the Designated Preferred Stock shall have conversion rights as follows:

(a)	Right to Convert. Each share of Designated Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Designated Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing (i) in the case of the Series Seed Preferred Stock, the Series Seed Original Issue Price by the Series Seed Conversion Price and (ii) in the case of the Series A Preferred Stock, the Series A Original Issue Price by the Series A Conversion Price. (The number of shares of Common Stock into which each share of Series Seed Preferred Stock may be converted is hereinafter referred to as the "Series Seed Conversion Rate" and the number of shares of Common Stock into which each share of Series A Preferred Stock may be converted is hereinafter referred to as “Series A Conversion Rate”.) Upon any decrease or increase in the Series Seed Conversion Price for the Series Seed Preferred Stock and the Series A Conversion Price for the Series A Preferred Stock, as described in this Section 4, the Series Seed Conversion Rate and the Series A Conversion Rate shall be appropriately increased or decreased.

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Automatic Conversion. Each share of Designated Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Series Seed Conversion Rate or Series A Conversion Rate for such share, as applicable (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the "Securities Act”), covering the offer and sale of the Corporation's Common Stock at a price of at least $4.77 (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein), provided that the aggregate gross proceeds to the Corporation are not less than $50,000,000 (a "Qualifying IPO"), or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of a majority of either of the Series Seed Preferred Stock or the Series A Preferred Stock then outstanding (voting in each case as a single class and on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an “Automatic Conversion Event” ).

(b)	Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Designated Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Designated Preferred Stock held by each holder of Designated Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Designated Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Designated Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Designated Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided farther, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Designated Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Designated Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Designated Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Designated Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

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The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Designated Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Designated Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Designated Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Designated Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(c)	Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition. For purposes of this paragraph 4(d), "Additional Shares of Common" shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the original Issue Date, other than issuances or deemed issuances of:

(1)	shares of Common Stock upon the conversion of the Designated Preferred Stock;

(2)	shares of Common Stock and options, or other rights to purchase Common Stock approved by the Board of Directors for issuance to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors;

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(3)	shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(4)	shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(1) or 4(g) hereof;

(5)	shares of Common Stock issued or issuable in a registered public offering under the Securities Act pursuant to a Qualifying IPO;

(6)	shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors;

(7)	shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors; and

(8)	shares of Common Stock issued or issuable specifically deemed not to be Additional Shares of Common for the purposes of this Section 4(d) approved by the consent or vote of at least a majority of the outstanding Series Seed or Series A Preferred Stock (voting on an as-converted basis).

(ii)	No Adjustment of Conversion Price. No adjustment in the Series Seed Conversion Price or the Series A Conversion Price, as applicable, shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Series Seed Conversion Price or Series A Conversion Price in effect on the date of, and immediately prior to such issue.

(iii)	Deemed Issue of Additional Shares of Common. In the event the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

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(1)	no further adjustment in the Series Seed Conversion Price or the Series A Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)	if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3)	no readjustment pursuant to clause (2) above shall have the effect of increasing the Series Seed Conversion Price or the Series A Conversion Price, as applicable, to an amount above the Series Seed Conversion Price or the Series A Conversion Price, as applicable, that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4)	upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Series Seed Conversion Price and the Series A Conversion Price computed upon the respective original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as follows:

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(a)	in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common deemed issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus

(b)	the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5)	if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv)	Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the Series Seed Conversion Price or Series A Conversion Price, as applicable, in effect on the date of and immediately prior to such issue, then, the Series Seed Conversion Price and the Series A Conversion Price, as applicable, shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Series Seed Conversion Price or Series A Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Series Seed Conversion Price or Series A Conversion Price, as applicable, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Series Seed Conversion Price or the Series A Conversion Price, as applicable, shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), the number of shares of Common Stock outstanding shall be deemed to include the number of shares of Common Stock outstanding plus the number of shares of Common Stock issuable upon conversion of all outstanding shares of Series Seed Preferred Stock and Series A Preferred Stock.

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(v)	Determination of Consideration. For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1)	Cash and Property. Such consideration shall:

(a)	insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b)	insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c)	in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2)	Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing

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(x)	the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y)	the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(d)	Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Series Seed Conversion Price and the Series A Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Series Seed Conversion Price and the Series A Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(e)	Adjustments for Subdivisions or Combinations of Designated Preferred Stock. In the event the outstanding shares of Designated Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Designated Preferred Stock, the Series Seed Dividend Rate or Series A Dividend Rate, as applicable, the Series Seed Original Issue Price or Series A Original Issue Price, as applicable and Liquidation Preference in effect with respect to the Series Seed Preferred Shares and the Series A Preferred Shares immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Designated Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Designated Preferred Stock, the Series Seed Dividend Rate or Series A Dividend Rate, as applicable, the Series Seed Original Issue Price or Series A Original Issue Price, as applicable and Liquidation Preference in effect with respect to the Series Seed Preferred Shares and the Series A Preferred Shares immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

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(f)	Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 ("Liquidation Rights"), if the Common Stock issuable upon conversion of the Designated Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Designated Preferred Stock shall have the right thereafter to convert such shares of Designated Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of the Designated Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(g)	Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price or the Series A Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Designated Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Designated Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series Seed Conversion Price or Series A Conversion Price at the time in effect, as applicable and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Designated Preferred Stock.

(h)	Waiver of Adjustment of Series Seed Conversion Price or Series A Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Series Seed Conversion Price or Series A Conversion Price may be waived by the consent or vote of the holders of the majority of the outstanding shares of Series Seed Preferred Stock or Series A Preferred Stock, as applicable, either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of the Series Seed Preferred Stock or Series A Preferred Stock, as applicable.

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(j)	Notices of Record Date. In the event that this Corporation shall propose at any time:

(i) to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii) to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a Liquidation Event pursuant to Section 3(c);

then, in connection with each such event, this Corporation shall send to the holders of the Designated Preferred Stock at least 10 days' prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by registered or certified mail (or express courier), postage prepaid, addressed to the holders of Designated Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of each class of the Designated Preferred Stock, voting for each class as a single class and on an as-converted basis.

(k)	Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Designated Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Designated Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Designated Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a)	Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Series Seed Preferred Stock, Series A Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

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(b)	Series Seed Preferred Stock and Series A Preferred Stock. Each holder of Series Seed Preferred Stock and Series A Preferred Stock, as applicable, shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Series Seed Preferred Stock or Series A Preferred Stock held by such holder could be converted as of the record date. The holders of shares of the Series Seed Preferred Stock and Series A Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote, provided that holders of the Series A Preferred Stock shall have 10 business days to respond to any matters submitted to their vote. In the event the Series A Preferred shareholder fails to respond within that time, their votes shall be cast in accordance with the recommendation of the Board. Holders of Series Seed Preferred Stock and Series A Preferred Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(c)	Election of Directors. The holders of record of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Board of Directors of the Corporation (the "Series Seed Director" ), and the holders of record or shares of Common Stock, voting as a separate class, shall be entitled to elect four (4) directors of the Corporation. Any director elected as provided in the preceding three sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 5.3(c), then any directorship not so filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation, if any. Except as otherwise provided in this Section 5.3(c), if a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy. The rights of the holders of Series Seed Preferred Stock under the first sentence of this Section 5(c) shall terminate on the first date following the Original Issue Date on which there are issued and outstanding less than 400,000 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect thereto).

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(d)	Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation subject to the restrictions stated in Section 6 below.

(e)	Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6.	Amendments and Changes. As long as at least 400,000 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect thereto) shall be issued and outstanding, the Corporation or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of the Series Seed Preferred Stock, whether directly or indirectly by amendment, merger, consolidation, reorganization, recapitalization or otherwise:

(a)	adversely change rights of the Series Seed Preferred Stock;

(b)	change the authorized number of shares of capital stock of the Corporation;

(c)	authorize or create or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges senior to or on a parity with the Series Seed Preferred Stock;

(d)	voluntarily liquidate or dissolve or enter into any transaction or series of related transactions deemed to be a Liquidation Event pursuant to Section 3(c);

(e)	amend or waive any provision of the Corporation's Certificate of Incorporation or Bylaws;

(f)	change the size of the Board of Directors;

(g)	purchase or redeem any of the Corporation's capital stock other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or services at the lower of the original purchase price of such shares of capital stock or the then current fair market value thereof;

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(h)	declare or pay any Distribution with respect to the Series Seed Preferred Stock or Common Stock;

(i)	issue debt in excess of $250,000;

(j)	make any voluntary petition for bankruptcy or assignment for the benefit of creditors; or

(k)	enter into any exclusive license, lease, sale, distribution or other disposition of all or substantially all of its intellectual property.

As long as at least 10% of the authorized number of shares of Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect thereto) shall be issued and outstanding, the Corporation or any of its subsidiaries shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of a majority of the outstanding shares of the Series A Preferred Stock, whether directly or indirectly by amendment, merger, consolidation, reorganization, recapitalization or otherwise:

(a)	adversely change rights of the Series A Preferred Stock;

(b)	change the authorized number of shares of Series A stock of the Corporation;

(c)	authorize or create or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges senior to or on a parity with the Series A Preferred Stock;

(d)	voluntarily liquidate or dissolve or enter into any transaction or series of related transactions deemed to be a Liquidation Event pursuant to Section 3(c);

(e)	purchase or redeem any of the Corporation's capital stock other than repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or services at the lower of the original purchase price of such shares of capital stock or the then current fair market value thereof;

(f)	make any voluntary petition for bankruptcy or assignment for the benefit of creditors.

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7.	Reissuance of Designated Preferred Stock. In the event that any shares of Designated Preferred Stock shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be issuable by this Corporation.

8.	Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Designated Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder's address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

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3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation's Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

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